

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
George Shen
President and Chief Executive Officer
Earth Gen-Biofuel Inc.
17870 Castleton Street, # 205
City of Industry, CA 91748

> **Re: Earth Gen-Biofuel Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 1, 2014**
> **File No. 000-55263**

Dear Mr. Shen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We advise you that your registration statement automatically became effective on October 13, 2014, 60 days after the initial August 14, 2014 filing date. Upon effectiveness, you became subject to the reporting requirements of the Securities Exchange Act of 1934, even though our review of your filing is ongoing. Please confirm your understanding.

2. We note your reference to the Private Securities Litigation Reform Act of 1995 on page 24. Since the PSLRA, by its terms, does not apply to companies that issue penny stock, please delete the reference to the PSLRA in your next amendment and refrain from referring to it in future filings. See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Business, page 1

Background of Earth Gen, page 2

3. We note that you began harvesting your first crop in September. To the extent known, please update the disclosure to describe the results of the first growing season.

Rescission of Reverse Merger, page 3

4. Please refer to your disclosure in the last paragraph of this section. Please clarify how many shares of Earth Gen common stock have been issued to the holders of the Exchange Shares and the Additional Shares in connection with the rescission agreement. Please also clarify how long such shareholders have to become parties to the rescission agreement and how many additional shares may be issued in the future in connection with the rescission.

The Seed Oil Industry, page 4

5. We note that you have relied on reports and publications from third-party sources for data, such as the United Nations Food and Agriculture Report (p.4), the American Soybean Association (p. 5), the periodical "Water" (p. 5), and the Comprehensive Castor Oil Report (p. 5) in this section and elsewhere in your registration statement. Please provide us with the relevant portions of the materials you cite.

6. Please provide support for your statement that "Castor bean…is considered to be one of the most promising non-edible oil crops due to its high potential for annual seed production and its tolerance to diverse environmental conditions…."

7. Refer to your disclosure that "Management of Earth Gen believes that a national policy of China is to strengthen its economic ties with members of ASEAN countries. India is not an ASEAN member. This gives castor beans from Vietnam, Laos and Cambodia purchased by China a price advantage based on waiver of import tariffs and lower transportation costs." Balance this disclosure by including a discussion of any factors that could increase the cost of producing castor beans in Vietnam, Laos or Cambodia, and explain the basis for management's belief that China has a national policy geared towards strengthening economic ties with these countries and not India.

Business Operations, page 7

8. The form of agreement governing Earth Gen's relationships with its growers in Laos and Vietnam, which you have filed as Exhibit 10.1, does not appear to contain all of the information that is required to be filed. Please file the executed versions of any agreements that the company currently has with growers, including all of the pertinent information, such as the number of hectares under cultivation, the price, and the parties to

the agreement. Otherwise, please include a schedule identifying the material details for each contract that are omitted from the form agreement as required by Instruction 2 to Item 601 of Regulation S-K.

9. Expand your disclosure to include a discussion of which parties are responsible for purchasing seed and paying sowing costs, which party bears the risk of crop loss over the lifespan of the crop, and who pays the shipping costs and how the seeds will be shipped to end users.

10. If either the company or the growers have purchased insurance for the crop that is awaiting harvest, please disclose the terms and the amount of the insurance. If the crop is not insured, state that in your disclosure. Also, please disclose what the company's policy will be with respect to purchasing insurance on future crops.

11. Please disclose whether you have obtained central or regional storage facilities and if so, on what terms. Please also disclose whether you have executed any purchase agreements or orders with the "large chemical processing plants in China" or any other customers.

Earth Gen-Biofuel's Southeast Asia Operations, page 10

12. Quantify the costs associated with the start-up support the company will provide to farmers. Identify the source of these funds.

13. Please revise your disclosure to discuss the expected mix of the three types of agreements envisioned for the business. Explain any differences in expected costs and payments for each type of agreement, and the reasons for using different terms with different growers. Please also disclose whether the lease agreements you discuss on page 33 represent one of these types of agreements or otherwise describe how these leasing arrangements fit within your Southeast Asia operating plan.

14. Please quantify the number of sites that currently exist in Vietnam.

15. Please file the March 15, 2013 Joint Venture Agreement as an exhibit, or tell us why you do not believe it is material.

16. Expand your disclosure to include a discussion of any formal relationships that the company has entered into with Zibo Academy for the purchase of seeds or the provision of agricultural engineers. If there are no such agreements in place, amend your disclosure accordingly.

17. Please expand your disclosure to include a discussion of the sources and availability of raw materials (castor bean seeds) and disclose the names of the principal suppliers in addition to Zibo. Refer to Item 101(h)(4)(v) of Regulation S-K.

Government Regulation, page 13

18. We note that you include four risk factors addressing the risk of government regulation. Please revise the Government Regulation section in your Business section disclosure to more closely track the requirements of Item 101(h)(4)(ix) of Regulation S-K. Provide a description of the applicable regulations in the countries in which you are doing business or plan to do business, and describe the effect of those regulations on your business.

Risk Factors, page 13

19. If material, please add a risk factor that discusses the risk of an unexpected increase in transportation costs, or the possible lack of available transportation.

Collecting and Processing the castor bean harvest may present logistical problems, page 16

20. Revise this risk factor to clearly state the risk involved. It is not clear whether the risk you present is the cost and availability of transportation, or the possible difficulty of creating or obtaining adequate warehouse space.

We rely on third-party contracts, page 18

21. Please disclose the risk associated with having only one supplier of seeds separately from the more general risk of relying on third party contracts.

We will incur increased costs…adverse impact on our profitability, page 19

22. To the extent practicable, please quantify the projected costs of being a public company.

Anti-takeover provisions may impede the acquisition of Earth Gen, page 22

23. Expand this risk factor to mention that the company's blank check preferred stock may also impede a takeover through a non-negotiated transaction.

Liquidity and Capital Resources, page 30

24. We note your discussion on page 31 of the capital needs of the company for the next 12 months. Please disclose whether your existing cash, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations during that period. If not, please disclose how long you expect your current capital will last and how much additional capital you will need.

Certain Relationships and Related Transactions, and Director Independence, page 35

25. Please tell us why you believe your office lease with and service fees payable to your CEO do not constitute related party transactions within the meaning of Item 404 of Regulation S-K. Otherwise, please revise your disclosure in this section accordingly.

Recent Sales of Unregistered Securities, page 36

26. Please revise this section to include all of the information required by Item 701 of Regulation S-K for each sale of unregistered securities during the past three years, including the private placements referenced on pages 28 and 30 of your document and in the Notes to the Financial Statements.

27. Please file the written compensatory plans entered into with employees of the company as material contracts. See Item 601(b)(10)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief